FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
Securities Exchange Act of 1934
For the month of October 2010

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander continues strong UK profit growth

London, 28th October 2010

This statement provides a summary of the unaudited business and financial trends for the nine months to 30 September 2010. Unless otherwise stated, references to Santander UK and other general statements refer to the trading1 results and business flow analysis of Santander UK plc (“Santander U.K”), including the business of Alliance & Leicester plc ("A&L") compared to the same period in 2009.

The results of Banco Santander, S.A. ("Banco Santander") for the nine months to 30 September 2010 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

“Santander UK has continued its good performance in Q3 with improved market shares, profit and revenues year-on-year.  We have continued our strong support for the UK economy, increasing lending to SMEs by 23% and writing nearly one-in-five UK mortgages.

Our efficient cost base gives us a competitive advantage and enables us to offer superior value-for-money propositions to our 25 million customers.  As we progress with this strategy we are increasingly rewarding our existing customers with innovative products.  On this basis, from January 2011, we will make our market-leading Zero Current Account available to 1.5 million of our savings customers.

As we grow our market share, and to improve customer service, we are creating 1,000 new jobs in our branches and call centres.

Our agreement to purchase 318 RBS branches and 40 corporate and business centres is an important step in our strategy of becoming a full service commercial bank.  It significantly accelerates our plans to grow our presence in the SME and corporate banking market, and will allow us to continue to challenge and increase competition in a sector vital to the UK economy.”

António Horta-Osório, Chief Executive, Santander UK

Key Highlights

Santander UK delivering solid growth and profits:

▪ strong double digit growth in trading profit before tax with c.5% revenue growth and flat costs;
▪ trading cost-to-income ratio of around 39% improved by almost 2 percentage points maintaining Santander UK’s ‘best in class’ position relative to UK peers 2;
▪ impairment charges were lower than the previous year with a continuation of the better than expected arrears performance in relation to the mortgage portfolio;
▪ improved commercial funding position compared to the same period last year, with growth in commercial deposits of 7% and growth in commercial assets of 4%. As a result, the loan to deposit funding ratio improved by 4 percentage points to 124% 3 (Q3’09: 128%); and
▪ received £4.456bn of capital from Banco Santander (via a wholly-owned subsidiary) to support the acquisition of RBS branches as well as the purchase of certain Group UK-based companies as announced in August.

Becoming a full service commercial bank:

▪ the latest stage of our loyalty strategy was launched in July, with the Loyalty Tracker Bond paying 3.25%, made available to our mortgage, investment and primary current account customers.  To date good net inflows have been attracted. Other products and offers from the loyalty range include the Santander Zero current account, the Zero Credit Card, waived mortgage booking fees for primary current account holders and free access to Santander’s Spanish ATM network for Santander UK customers;
▪ in January 2011, all savings customers with a balance of £10,000 or more will be eligible for the Santander Zero Current Account, representing c.1.5 million of our savings customers, effectively making our loyalty strategy available to customers who hold one of our core products - a mortgage, bank account, investment or savings account;
▪ mortgage gross lending of £6.9bn in the third quarter taking the total for the year to date to £19.2bn, with an estimated gross lending market share of around 19%, more than 5 percentage points above our stock share of c.14%;
▪ growth in lending to small and medium-sized enterprises4 (SMEs), up 23% compared to last year  underpinning our strong support for this vital sector of the economy;
▪ net deposit inflows of £6.7bn for the nine months to date from retail, private banking and corporate customers;
▪ bank account openings of 267,000 in the third quarter, taking the total for the year to date to 786,000 (including around 170,000 Zero Current Accounts, and an increased proportion of primary accounts) consistent with our target of opening more than 1 million accounts for the second year in succession;
▪ credit card sales year to date were up 8% to 332,000; and
▪ in August 2010 we agreed to purchase the parts of the banking businesses of the Royal Bank of Scotland which are carried out through its RBS branches in England and Wales, and by its NatWest branches in Scotland.  The acquisition is expected to complete at the end of 2011 and will increase our SME sector market share from c.3% to over c.8%5.

Progress in improving customer service:

▪ the creation of over 600 jobs in our UK branches and call centres was announced at the half year. This will support our ongoing business and future growth whilst enabling us to continue improving our service to customers;
▪ in order to meet existing and projected new business growth, which remains significantly above our stock market share, we have created an additional 400 roles in UK call centres; and
▪ we have improved the way we deal with and respond to complaints as evidenced by the latest Financial Ombudsman Service (FOS) and Financial Services Authority (FSA) complaints data, where we saw improvements from the second half of 2009.

Integration and rebranding of A&L is well advanced:

▪ the migration of 5 million A&L customers to Santander’s IT system, Partenon, is complete;
▪ we expect to complete the rebranding of Alliance & Leicester by the end of the year taking the number of Santander branches to 1,300; and
▪ we remain on track to deliver targeted cost savings of £180m by the end of 2011, as announced at the time of the original acquisition.

Financial results

Strong double-digit growth in trading profit before tax compared to last year.

Trading income

Trading income continued to grow steadily at around 5% due to a strong net interest income performance partly offset by lower fees.

Improved net interest income reflects balanced growth in customer loans and deposits.  There has been a further year on year improvement in the overall commercial banking margin, reflecting increased lending margins combined with effective margin management of funding and deposit acquisition.  Within Retail, there have been strong deposit inflows including 10% growth in bank account balances, which helped to support mortgage lending.  Income has also benefitted from increased SVR balances, albeit this is a natural offset of lower interest rates forcing up the relative cost of funding.  In Corporate Banking, SME balances are the main driver of growth, up 23%.

In contrast, income in Global Banking & Markets decreased, despite a stronger third quarter. Year to date performance was robust compared to a strong result in 2009 which benefited from more favourable market conditions.

Pressure on fees continues to restrict non-interest income in line with market trends. In Retail, redemption fees were lower due to better mortgage retention, with lower UPL fee income resulting from the managed contraction of the book. In addition, the investment sales mix continues to shift away from structured products to managed funds resulting in the substitution of upfront fees for recurring income streams in the future.

Trading expenses

Operating expenses remain broadly unchanged compared to last year. The synergy benefits from  the A&L integration have been re-invested to fund growth initiatives in Corporate Banking, Global Banking & Markets and the ongoing recruitment in Retail operations.

The targeted cost savings of £180m from the acquisition of A&L remain on course to be achieved in 2011 and good progress has already been made to remove duplication in support functions and in the back office.

Trading provisions

Trading provisions were lower than the same period last year supported by improving mortgage and unsecured loan related charges. The secured coverage was maintained at 23% despite a lower third quarter provision charge, reflecting an absolute reduction in arrears cases.

The stock of properties in possession fell to 945 cases (Q3’09: 985), representing 0.06% of the book (Q3’09: 0.06%), and continues to remain well below the industry average (based on latest market data). The mortgage NPL ratio decreased for the second consecutive quarter to 1.36% (H1’10: 1.42%, Q3’09 1.34%). The level of arrears cases remained lower than expected, as have the average losses on repossessed properties, following positive house price inflation in the first half of 2010. A strong focus on collections strategy and low interest rates continue to support the stable arrears position and the low volume of properties in possession.

Strong coverage continues to be maintained across mortgage and UPL portfolios with conservative credit quality which, combined with stable new business and stock LTV, helps to ensure that the business maintains a strong cushion against adverse market movements. Coverage of the unsecured portfolio remains above 100%.

The key ratios in the table below demonstrate the good performance seen in the quarter.

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1	Qtr 2	Qtr 3
	2009	2009	2009	2009	2010	2010	2010

Santander UK (mortgages only)

NPL (by volume) 3 month plus % of asset	1.13%	1.34%	1.34%	1.37%	1.43%	1.42%	1.36%

PIP % of asset	0.07%	0.06%	0.06%	0.05%	0.05%	0.06%	0.06%

Secured coverage	22%	22%	22%	21%	22%	23%	23%

New business LTV	59%	59%	61%	64%	61%	62%	63%

Stock LTV indexed	52%	53%	53%	52%	52%	51%	51%

CML (mortgages only)

NPL (by volume) 3 month plus % of asset	2.39%	2.43%	2.40%	2.38%	2.22%	2.17%	n/a**

PIP % of asset	0.23%	0.19%	0.16%	0.14%	0.13%	0.12%	n/a**

**CML September 2010 data not available at time of reporting

Balance sheet strength

Santander UK remains a UK focused institution, with residential mortgages comprising 85% of customer loans, and 95% of the balance sheet being UK based.

In addition to the further improvement in the loan to deposit ratio, the business has raised over £17bn of medium-term funding at attractive funding costs in 2010. The issuance represents 7% 6 of the total balance sheet with further issuances expected in the last quarter of the year.

Further progress has been made in deleveraging the balance sheet with Corporate PBU balances reduced 14% since December 2009, now £4.7bn and the A&L Treasury Portfolio reduced to £4.6bn, down 51% year to date.

Since December 2008, Santander UK has significantly increased holdings of high quality liquid assets from £12bn to £39bn. Liquid assets now comprise 14% of total assets 6 compared to 5% at December 2008.

Business flows

Main highlights are for the nine months to 30 September 2010 (compared to the same period of 2009 unless otherwise stated).

	Qtr 1	Qtr 2	Qtr 3	Qtr 3 '09	Qtr 1	Qtr 2	Qtr 3	Qtr 3 '10	Qtr 3'10 YTD
	2009	2009	2009	YTD	2010	2010	2010	YTD	vs Qtr 3'09 YTD

Gross mortgage lending (£bn)	5.2	5.6	8.2	19.0	5.7	6.6	6.9	19.2	1%
Capital repayments (£bn)	4.4	4.4	5.1	13.9	4.3	4.7	5.0	14.0	0%
Net mortgage lending (£bn)	0.8	1.2	3.1	5.1	1.4	1.9	1.8	5.2	2%
Stock (£bn)	160.0	161.2	164.3	164.3	168.3	170.2	172.1	172.1	5%
Market share – gross lending	15.0%	17.0%	20.5%	18.0%	20.0%	19.3%	18.4%	19.0%	1.0%
Market share – capital repayments	12.9%	14.0%	14.4%	14.2%	14.6%	14.7%	14.8%	14.7%	0.5%
Market share – stock	13.1%	13.2%	13.4%	13.4%	13.6%	13.7%	13.9%	13.9%	0.5%

Total gross UPL lending (£bn)	0.4	0.4	0.4	1.3	0.4	0.3	0.3	1.0	(19%)
Total UPL stock (£bn)	5.2	4.9	4.6	4.6	4.0	3.8	3.6	3.6	(23%)

SME Lending Stock (£bn)	5.9	6.2	6.5	6.5	7.0	7.5	8.0	8.0	23%
Market share SME Lending Stock (%)	2.4%	2.7%	2.8%	2.8%	3.0%	3.2%	3.4%	3.4%	0.6%

Total commercial(7) asset stock (£bn)	184.0	184.3	187.6	187.6	191.3	192.9	195.1	195.1	4%

Commercial(7) net deposit flows (£ bn)	0.9	4.0	6.4	11.3	3.0	1.6	2.0	6.7	(41%)
Of which: Retail & Private Banking	(0.3)	1.0	4.0	4.7	2.2	1.7	0.7	4.6	(2%)
Investment sales – API (£ bn)	0.9	0.9	0.8	2.6	0.9	0.9	0.9	2.7	3%
Total Commercial(7) liability stock (£bn)	129.8	133.8	140.2	140.2	146.9	148.5	150.5	150.5	7%

Bank account openings (000's)	267	255	295	817	285	234	267	786	(4%)
Market Share - Bank Account Stock	8.5%	8.7%	8.8%	8.8%	8.9%	9.1%	9.2%	9.2%	0.4%

Credit card sales (000's)	81	102	124	307	117	122	93	332	8%

▪ total commercial asset stock grew by 4% to £195.1bn, while total commercial liability stock increased by 7% to £150.5bn, resulting in funding jaws of 3%, and a further improvement in the commercial loan to deposit ratio to 124% 3  (Q3’09 128%, Q3’08 143%);
▪ gross mortgage lending of £19.2bn, with an estimated market share of c19%, higher than the same period last year. Affordability for low risk customers is the ongoing focus for new lending business. LTV of new lending was 63% in quarter 3, while the indexed stock LTV remained low at 51% reflecting, in part, improved house prices;
▪ net mortgage lending of £5.2bn was slightly up maintaining a robust position in the market, and improving the share of mortgage stock to c.13.9%. Retention activity continues to successfully target customers with lower LTV;
▪ total gross UPL lending of £1bn was 19% lower than the equivalent period in 2009. This reflects the bank’s ongoing focus of restricting unsecured lending to high quality customer segments. The de-leveraging of the UPL book has resulted in a 23% reduction in asset to £3.6bn;
▪ lending to the UK SME market continues to grow via regional business centres. Lending stock of £8.0bn was up 23% and is equivalent to an estimated market share of 3.4%;
▪ net commercial deposit inflows of £6.7bn underpinned by a strong performance across all business units. Since December 2007 (and excluding the B&B acquisition) deposits have grown by c£36bn;
▪ investment sales of £2.7bn, up 3% compared to a relatively flat market;
▪ bank account openings of 267,000 in quarter 3 contributing to a total year to date of 786,000 openings (including c170,000 Zero Current Accounts) consistent with our target of opening more than 1 million accounts for the second year in succession. A focus on increasing the quality and primacy of openings resulted in bank account balances growing strongly by 10%; and
▪ credit card sales of 332,000 were 8% higher than 2009 with a continued focus on existing customers.

1
Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation and other costs, hedging and other variances, and capital and other charges, as detailed in Note 1 a) to the Financial Statements in the 2009 Annual Report.

2	For our internal review we compare to the PFS segments of The Royal Bank of Scotland Group, Lloyds Banking Group and Barclays Plc based on 2010 Interim Results

3	Includes Equity but excludes the impact of capital injected in August 2010. If included the loan to deposit ratio would have improved to c121%

4	Excludes rundown balances

5	Market share on an asset basis of SME businesses with turnover up to £25m (based on BoE returns)

6	Excluding derivatives and self funding (repos or reverse repos)

7	Includes Retail and Corporate

Santander UK plc & Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a wholly owned subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N).  Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets.  At the close of June 2010, Santander was the largest bank in the euro zone by market capitalisation and, at the end of 2009, fourth in the world by profit.  Founded in 1857, Santander had EUR 1,365 billion in manager funds.  Santander has more than 90 million customers 13,671 branches – more than any other international bank – and 170,000 employees.  It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm.

Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange.  Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements.  Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission.  Such forward-looking statements are found in various places throughout this press release.  Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance.  We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  Factors that may affect the Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2009.  A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2009. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Matthew Young	(Communications Director)	020 7756 4232
Anthony Frost	(Head of Corporate Communications)	020 7756 5536
Jonathan Burgess	(Head of FMI, Planning & Investor Relations)	020 7756 4182
Israel Santos	(Head of Investor Relations)	020 7756 4275

For more information contact:  ir@santander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 28 October 2010	By / s / Jessica Petrie
(Authorised Signatory)